

November 18, 2011

Via E-Mail
Timothy Vance
Chief Executive Officer
Data Call Technologies, Inc.
600 Kenrick, Suite B-12
Houston, Texas 77060

> **Re: Data Call Technologies, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed November 8, 2011**
> **File No. 333-131948**

Dear Mr. Vance:

We have reviewed your filing and have the following comments. Please note that we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

General

1.   Please tell us the basis for your belief that an information statement on Schedule 14C is the appropriate schedule to be filed. In this regard, it appears that many of the consenting shareholders hold less than 5% of your outstanding common stock and that your largest shareholder holds approximately 17% of your shares. In addition, we note that Ammon Wiengard, who appears to hold greater than five percent of your common stock, is not listed in the beneficial ownership table.   Based on your disclosure, it appears that you may have engaged in a solicitation in order to obtain these consents. In your response letter, please describe each shareholder's relationship with the company as well as the sequence of events through which the consents of these shareholders were obtained and provide your analysis as to whether such activities constitute a solicitation, as defined in Exchange Act Rule 14a-1(l). Also, tell us who inquired about the voting intentions of the shareholders that consented to these actions. Alternatively, please file a preliminary proxy statement on Schedule 14A.

2.   To the extent you conclude that you have appropriately filed on Schedule 14C, please revise your preliminary information statement to include the information required by Item 2 of Schedule 14C.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to Courtney Haseley, Staff Attorney, at (202) 551-3548 or, in her absence, to the undersigned at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        James Ammons